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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D



       INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d1(a)
                AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                          (Amendment No. ____________)*


                              IAT Multimedia, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                               Common Stock, $.01
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    449202100
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Volker Walther
                                 Pestaloziweg 8
                              D-34439 Willebadessen
                                     Germany
                                011-49-5253-85200
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
               authorized to receive notices and communications)

                                December 30, 1997
--------------------------------------------------------------------------------

             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box. |_|

         Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent



                         (Continued on following pages)
                               (Page 1 of 5 Pages)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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_______________________________________________________________________________

CUSIP No.449202100                 13D                         Page 2 of 5 Pages
_______________________________________________________________________________

    1      NAME OF REPORTING PERSON
           S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Volker Walther
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                                (b)  [ ]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS
                WC
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) OR 2(e)                             [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
                Germany
_______________________________________________________________________________
               |     |
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |       943,250
BENEFICIALLY   |_____|________________________________________________________
  OWNED BY     |     |
   EACH        |  8  |   SHARED VOTING POWER
 REPORTING     |     |
PERSON WITH    |_____|________________________________________________________
               |     |
               |  9  |   SOLE DISPOSITIVE POWER
               |     |       871,990
               |_____|________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |
_______________|_____|_________________________________________________________

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          943,250
______________________________________________________________________________

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
          CERTAIN SHARES*                                             [ ]
______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                9.72%
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON*
                IN
______________________________________________________________________________
                      *SEE INSTRUCTION BEFORE FILLING OUT!


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_______________________________________________________________________________

CUSIP No.449202100                 13D                         Page 3 of 5 Pages
_______________________________________________________________________________



Item 1.      Security and Issuer:

             Common Stock
             IAT Multimedia, Inc.
             Geschaftshaus Wassersloss
             Aarestrasse 13
             CH-5300 Vogelsang- Turgi
             Switzerland

Item 2.      Identity and Background:

             (a) Name: Volker Walther ("Mr. Walther")

             (b) Residence address:
                 Pestaloziweg 8
                 D-34439 Willabadessen
                 Germany

             (c) Present principal occupation:
                 Chief Executive of Walther Glass Gmbh, a privately held corporation organized under the laws of Germany

             (d) Mr. Walther, during the last five years has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

             (e) Mr. Walther, during the last five years has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.      Source and Amount of Funds or Other Consideration.

             Mr. Walther and Walther Glas GmbH ("Walther Glas") are longtime stockholders of the predecessor of IAT Multimedia, Inc., the Issuer. At the time of the Issuer's initial public offering on April 1, 1997, Mr. Walther and Walther Glas has sole and dispositive voting power over 675,797 shares of Common Stock, par value $.01 of the Issuer (the "Common Stock") and 143,693 shares of Common Stock, respectively. In addition, at the time of the initial public offering, Mr. Walther and Walther Glas had sole voting power over 58,765 and 12,495 shares of Common Stock. Mr. Walther is the majority stockholder of Walther Glas and has sole voting and sole dispositive power over the shares of Common Stock beneficially owned by Walther Glas. On May 15, 1997, Volker Walther purchased an additional 52,500 shares of Common Stock in an open market transaction at a purchase price of $6.25 per share. On December 30, 1997, Volker Walther transferred 675,797 shares of Common Stock to Walther Glas for an aggregate purchase price of $4,392,681. The source of the funds for the open market acquisition and the payment of consideration for the transfer from Mr. Walther to Walther Glas was available working capital of Walther Glas. The purchase of Common Stock in the open market transaction as well as the transfer of shares from Volker Walther to Walter Glas are the subject of this statement on Schedule 13D.

Item 4.      Purpose of Transaction.

             Mr. Walther has no present plans to purchase additional securities of the Issuer. However, Mr. Walther intends to review his investment in the Issuer on a continuing basis and may, depending on the business and prospects of the Issuer, market conditions and other investment considerations, determine to purchase additional securities or decrease or dispose of his interest in the Issuer, at such prices and terms and in such manner as he may deem advisable.



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_______________________________________________________________________________

CUSIP No.449202100                 13D                         Page 4 of 5 Pages
_______________________________________________________________________________



             Mr. Walther has no present plans to make any change in the present Board of Directors or management of Issuer, nor to reorganize or liquidate Issuer, sell or transfer any material amount of its assets, merge the Issuer with any other company, make any material change in the present capitalization or dividend policy of Issuer, cause any class of securities of Issuer to be delisted from a national securities exchange, to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association or to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Act"), or make any material change in the business or corporate structure of Issuer.

Item 5.      Interest in Securities of the Issuers:

               (a)  Amount and Percentage Beneficially Owned

                    Mr. Walther beneficially owns 943,250 shares of Common Stock of the Issuer which represents 9.72% of the issued and outstanding stock of the Issuer.

               (b)  Powers to Vote

                    Mr. Walther has sole power to vote or to direct the vote of the securities.

               (c)  Transactions effected during the past 60 days

                    Mr. Walther acquired 52,500 shares of Common Stock which are the subject of this statement on Schedule 13D on May 15, 1997 and Walther Glas acquired 675,797 shares fo Common Stock which are the subject of this statement on Schedule 13D on December 30, 1997.

               (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, as the proceeds from the sale of, the securities which are the subject of this statement on Schedule 13D.

               (e)  N/A

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

             N/A


Item 7.      Material to be Filed as Exhibits.

             None



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_______________________________________________________________________________

CUSIP No.449202100                 13D                         Page 5 of 5 Pages
_______________________________________________________________________________



                                    SIGNATURE



         After reasonable inquiry and to the best of my knowledge and belief, I certify that the Information set forth in this statement is true, complete and correct.





                               /s/ Volker Walther
                               -------------------------------
                                   Volker Walther


Date: February 4, 1998